Description of Life of Virginia's Issuance

           Redemption, Transfer and Exchange Procedures for Policies

This document sets forth the administrative procedures that will be followed by The Life Insurance Company of Virginia ("Life of Virginia") in connection with the issuance of its Flexible Premium Variable Life Insurance Policy ("Policy" or "Policies"), the transfer of assets held thereunder, and the redemption or exchange by policyowners of their interests in the Policies.


1.       "Public Offering Price": Purchase and Related Transactions

Set out below is a summary of the principal policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.


(a)      Premium Schedules and Underwriting Standards

Premiums for the Policies will not be the same for all policyowners. The full first premium is due on the policy date and cannot be less than the continuation amount (1) for the first policy month. The cost of insurance charge deducted as part of the monthly deduction, is based on the insured's sex, issue age, policy duration, risk classification and net amount at risk of the Policy.

Other than the first premium, Life of Virginia does not require the payment of any particular amount. Policyowners will determine a periodic plan, a plan under which a level premium may be paid at fixed intervals for a specified period of time. Payment of premiums in accordance with this plan is not, however, mandatory and failure to do so will not of itself cause the Policy to lapse. Instead, so long as there is no outstanding policy debt (policy loans plus accrued interest) (2) policyowners may make premium payments in any amount and at any frequency, subject only to the minimum premium requirements, (3) and the maximum premium limitations.(4)


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(1) The continuation amount is an amount set forth in the Policy for the continuation period. The Policy will not lapse during the continuation period if the Net Total Premium is at least equal to the continuation amount for the number of months that the policy has been in force.

(2) See Repayment of Policy Debt, infra p.7

(3) For planned periodic premiums, the minimum premium is $20 unless premiums are paid monthly by pre-authorized check in which case the minimum amount is $15. Life of Virginia, in its sole discretion, may accept premium payments of a lesser amount. We reserve the right to limit the number and amount of any unscheduled premium payments.

(4) The maximum premium limitation will be set forth in the Policy. This limitation is imposed to conform the Policy to certain restrictions on premiums contained in the Internal Revenue Code. (After the free look period expires, only the Internal Revenue Code maximum premium limitation will apply).

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If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation set forth in the Policy, Life of Virginia will accept only that portion of the premium which will make the total premiums equal that amount. Any portion of the premium in excess of the maximum premium limitation will be returned to the policyowner and no further premiums will be accepted until allowed by the current maximum set forth in the Policy.

The Policy will remain in force so long as the surrender value is sufficient to pay the monthly deduction or if the Net Total Premium is at least equal to the continuation amount for the number of months that the Policy has been in force. Thus, the amount of a premium, if any, that must be paid to keep the Policy in force depends on the account value of the Policy, which in turn depends on the investment experience of Life of Virginia Separate Account II ("Separate Account II") and the cost of insurance charge. The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each policyowner. The chief reason is that the principle of pooling and distribution of mortality risks is based on the assumption that the cost of insuring each insured is commensurate with their mortality risk which is actuarially determined based upon factors such as sex, issue age, policy duration and risk classification. Accordingly, while not all insureds will be subject to the same cost of insurance rate, there will be a single "rate" for all insureds in a given actuarial category.

The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination but recognize that premiums must be based upon factors such as age, sex, health and occupation.


(b)      Application and Initial Premium Processing

Upon receipt of a completed application, Life of Virginia will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the proposed insured is insurable. This process may involve such verification procedures as medical examinations or tests and may require that further information be provided by the applicant before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed.

Insurance coverage under the Policy will begin on the later of the policy date or the end of the valuation period5) during which the full first premium is paid. In general, during the free look period Net Premiums will be allocated to the Investment Subdivisions based on the Net Premium allocation percentages specified in the application. However, for states requiring the refund of premiums during the free look period, all Net Premiums will be allocated to the Investment Subdivision investing in the Money Market Fund of GE Investments Funds. Fifteen days following this allocation, the Account Value is transferred to the Investment Subdivisions based on the Net Premium allocation percentages selected by you. If the first full premium is not paid with the application (the Effective Date on which insurance becomes effective will be the date that premium is paid and the Policy is delivered while all persons proposed for insurance are insurable. If the first full premium is paid and a conditional receipt is given to the applicant, then,


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(5) The valuation period is the period between two successive business days, commencing at the close of business of each business day and ending at the close of business of the next succeeding business day. A business day is each day that the New York Stock Exchange is open for business and any other day in which there is sufficient trading in the Portfolios of the Fund to materially affect the value of the assets in the Investment Subdivisions of Separate Account II that invest exclusively in those Portfolios.

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subject to a maximum limitation, insurance as provided for by the terms and conditions of the Policy applied for will become effective on the Effective Date specified by the conditional receipt, provided the insured is found to be, on the Effective Date, insurable at standard premium rates for the plan and amount of insurance requested in the application. The Effective Date specified in the conditional receipt is the latest of (i) the date of completion of the application, (ii) the date of completion of all medical exams and tests required by Life of Virginia, and (iii) the Policy date requested by the applicant when that date is later than the date the application is completed.

 The policy date is also the date used to determine policy years and policy months. The policy date is assigned each Policy when the policy is issued. The policy date will normally be a date between the date the application is signed and the date the Policy is issued; however, the policy date may be any other date mutually agreeable to Life of Virginia and the policyowner. If the policy date would otherwise fall on the 29th, 30th or 31st day of a month, the policy date will be the 28th.

For purposes of the minimum premium payment requirement, 6) a premium payment is deemed a planned periodic premium if received within 30 days (before or after) of the scheduled date for a planned periodic premium payment and the percentage difference between the planned premium amount and the actual payment amount is not more than 10%. All other premiums will be deemed unscheduled premiums. Payments of any amount other than a planned periodic premium will be treated first as payment of any outstanding policy debt. The portion of a payment in excess of any outstanding policy debt will be treated as an unscheduled premium payment.


(c)      Reinstatement

The policy will not lapse during the continuation period if the Net Total Premium is at least equal to the continuation amount for the number of months that the policy has been in force. The Net Total Premium is the total of all premiums paid to that date less any outstanding policy debt and less the sum of any partial surrenders to date where both policy debt and partial surrenders are divided by the Net Premium Factor.

If this Policy terminates and is reinstated before the end of the Continuation Period, you will have to pay an amount equal to (1) minus (2) minus (3) plus
(4), where:

         (1)  is the Continuation Amount as of the date of reinstatement;

         (2) is the sum of the monthly deductions that would have been made during the period between termination and reinstatement, divided by the Net Premium Factor;

         (3)  is the Net Total Premium on the date of termination; and

         (4) is an amount sufficient to keep the Policy in effect for two Policy Months after the date of reinstatement.

On the date of reinstatement, the Account Value will equal (a) (b) minus (c), where:

         (a)  is the Account Value on the first day of the grace period;

         (b) is the premium paid to reinstate multiplied by the Net Premium Factor; and

         (c) is the monthly deduction for the month following the date of reinstatement.

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If this Policy terminates before the end of the Continuation Period, and is reinstated after the end of the Continuation Period, you will have to pay a premium which, after multiplying by the Net Premium Factor, equals (1) plus (2) minus (3), where:

         (1)  is the surrender charge on the date of termination; and

         (2) is an amount equal to the monthly deductions for two months after the date of reinstatement; and

         (3)  is the Account Value on the date of termination.

On the date of reinstatement, the Account Value will equal (a) plus (b) (c), where:

         (a)  is the surrender charge in effect on the date of reinstatement;

         (b) is an amount equal to the monthly deductions for the two months after the date of reinstatement, minus the monthly deduction for the month following the date of reinstatement; and

         (c) is any premium paid in excess of the required reinstatement premium, multiplied by the Net Premium Factor.

If this Policy terminates after the end of the Continuation Period and is reinstated, you will have to pay a premium sufficient to keep the Policy in effect for a least two months.

On the date of reinstatement, the Account Value will equal (a) plus (b) minus
(c), where:

         (a)  is the surrender charge in effect on the date of reinstatement;

         (b) is the premium paid to reinstate multiplied by the Net Premium Factor; and

         (c) is the monthly deduction for the month following the date of reinstatement.

If the policy is reinstated, the surrender charge will be as though the policy had been in effect continuously from its original policy date.


(d)      Repayment of Policy Debt

A policy loan will be subject to a maximum interest rate set forth in the Policy. Policy debt (policy loans plus accrued interest) may be repaid in whole or in part at any time. While there is outstanding policy debt, any payment other than a planned periodic premium will be treated as the repayment of that debt. The portion of any payment in excess of outstanding policy debt will be treated as an unscheduled premium payment. Upon the repayment, the Policy's account value in the general account securing policy debt will be transferred to Separate Account II. Life of Virginia will allocate the repayment of policy debt at the end of the valuation period during which the repayment is received.

(e)      Correction of Misstatement of Age or Sex

If the insured's age or sex was misstated in an application, life insurance proceeds and benefits will be adjusted. The adjusted life insurance proceeds will be (a) the account value plus (b) the life insurance proceeds reduced by the account value, and multiplied by the ratio of (1) the monthly cost of insurance actually applied, to (2) the monthly cost of insurance that should have been applied at the true age or sex. All amounts are those in effect, with respect to the insured, in the policy month of the insured's death.

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2.       "Redemption Procedures": Surrender and Related Transactions

This section outlines those procedures which might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from redemption procedures for mutual funds and contractual plans.


(a)      Partial Surrenders and Total Surrenders
As long as the Policy is in effect, the policyowner may partially or totally surrender the Policy by sending a written request to Life of Virginia. Upon complete surrender, the policyowner will receive the surrender value (account value reduced by any outstanding policy debt and less any applicable surrender charges) of the Policy computed as of the end of the valuation period during which the surrender request is received by Life of Virginia at its home office. Account value will be determined on a daily basis thereby enabling Life of Virginia to pay a surrender value based on the next computed value after a request is received. Surrenders will generally be paid within seven days of receipt of a written request.7)

Under Life of Virginia's current procedures, if the Policy is being totally surrendered, the Policy itself must be returned to Life of Virginia along with the request.

Payment upon complete surrender of a Policy may be made in a lump sum or in accordance with one of the optional payment plans described in the Policy. The optional payment plans are subject to the restrictions and limitations set forth in the Policy.



If the Policy is fully surrendered during the surrender charge period, we will deduct a surrender charge. The surrender charge will depend on the Insured's Age at issue, sex (where appropriate), and risk class. The surrender charge remains level for the first five Policy Years and then decreases each Policy month to zero over the next 10 Policy Years or at Age 95, whichever is earlier. The surrender charge will be deducted before the Surrender Value is paid.


The amount of a partial surrender cannot be less than $500 and cannot exceed the lesser of (1) the surrender value less $500 or (2) the maximum loan amount reduced by any outstanding policy debt. A partial surrender will not be permitted during the first policy year, if Death Benefit Option B is in effect. If Death Benefit Option B is in effect, the specified amount will be reduced by the amount of the partial surrender. The amount of the partial surrender will be deducted from the Policy's account value as of the end of the valuation period during which the request is received. A charge will be deducted from the account value upon a partial surrender of the Policy.


(7) Payment may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted by the Commission; (ii) the Commission by order permits postponement for the protection of policyowners; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is nor reasonably practicable to determine the value of the net assets of Separate Account II. Payments under the Policy which are derived from any amount paid to Life of Virginia by check or draft may be postponed until such time as Life of Virginia is satisfied that the check or draft has cleared the bank upon which it is drawn.

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 (b)     Benefit Claim

As long as the Policy remains in force, Life of Virginia will normally pay life insurance proceeds to the primary or contingent beneficiary in accordance with the designated benefit option within seven days after receipt of due proof of death of the insured. Payment of Life insurance proceeds may, however, be postponed under certain circumstances. 8) The amount of life insurance proceeds payable under this Policy will be determined as of the end of the valuation period during which the insured dies. The life insurance proceeds will be reduced by any outstanding policy debt and any due and unpaid charges and increased by any optional insurance benefits added by rider.

As long as there is no outstanding policy debt or any due and unpaid charges, life insurance proceeds are guaranteed not to be less than the current specified amount of the Policy. The life insurance proceeds may, however, exceed the current specified amount. The amount by which life insurance proceeds exceed the specified amount depends upon the benefit option in effect and the account value of the Policy. Under Death Benefit Option A, the life insurance proceeds payable under the policy equals the greater of (1) the Specified Amount plus the Account Value, or (2) the applicable corridor percentage of the Account Value. Under Death Benefit Option B ("Option B"), life insurance proceeds will only vary whenever account value multiplied by the corridor percentage exceeds the specified amount of the Policy.

(c)      Policy Loans

After the first policy anniversary, the policyowner may borrow money from Life of Virginia using the Policy as the only security for the loan. Loans have priority over the claims of any assignee or any other person. The maximum amount that may be borrowed under the Policy at any time is the maximum loan amount less any outstanding policy debt. The maximum loan amount equals 90% of the difference between the Account Value and the surrender charge. Policy debt equals the total of all policy loans and any accrued interest on the loans. The maximum loan amount will be determined as of the end of the valuation period during which the loan request is received. The loan and any accrued interest may be repaid in whole or in part at any time prior to the maturity date so long as the insured is living. Interest accrues daily and is due and payable at the end of each policy year. Any interest not paid when due becomes part of the policy loan and will bear interest.


When a policy loan is made, a portion of the Policy's account value sufficient to secure the loan is transferred out of Separate Account II and into Life of Virginia's general account. Any loan interest that is due and unpaid will also be so transferred. Account value in the general account will accrue interest daily at an annual rate of 4%. This interest will be credited on each Policy anniversary and transferred to Separate Account II.

If Policy Debt exceeds the Account Value less any applicable surrender charge on any Monthly Anniversary Day and the Continuation Period is not in effect, the Policy will lapse without payment of a required loan payment. During the Continuation Period, if Policy Debt in any Monthly Anniversary Day exceeds the Account Value less any applicable surrender charge, and the Net Total Premium is less than the Continuation Amount, your Policy will lapse without payments of a required loan payment.


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(8) See note 7, supra.


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(d)      Policy Lapse

Failure to make a planned premium payment will not automatically cause a Policy to lapse. Generally, a Policy will lapse if the Surrender Value is not sufficient to cover the monthly deduction when due. However, a Policy will not lapse during the Continuation Period, regardless of the sufficiency of the Surrender Value, so long as the Net Total Premium is at least equal to the Continuation Amount. If additional premium is necessary to prevent a Policy from lapsing, we will mail to you notice of the amount required to be paid to keep the Policy in force, and you will have a 61-day grace period from the date we mail the notice to make the required premium payment.

Your Policy will remain in effect during the grace period. If the Insured should die during the grace period before the required premium is paid, the death benefit will still be payable to the Beneficiary, although the amount of the Life Insurance Proceeds will be reduced by the amount of premium that would have been required to keep the Policy in force. If the required premium has not been paid before the grace period ends, your Policy will lapse. It will have no value and no benefits will be payable.

(e)      Exchange of Policy

If there is a material change in the investment policy of Separate Account II or any Portfolio in which a policyowner has an interest, the policyowner will be notified of the change. If the policyowner objects to the change, the Policy may be exchanged for a fixed benefit policy. No evidence of insurability will be required. The new policy will be subject to normal exchange rules and other conditions determined by Life of Virginia. The exchange must be made within 60 days after the change in investment policy becomes effective.

During the first 24 months, the policyowner may convert this policy to a permanent fixed benefit policy. The policyowner may elect the same death benefit or the same net amount at risk as the existing policy at the time of conversion.(9) Premiums will be based on the same issue age and risk classification of the insured as the existing policy. The conversion will be subject to an equitable adjustment in payments and account values to reflect variances, if any, in the payments and account values under the existing policy and the new policy.


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(9) See Reinstatement, p. 6.